Exhibit 12.1

Quidel Corporation

Computation of Ratio of Earnings to Fixed Charges (in thousands, except ratios)

	Nine Months Ended September 30,	Year Ended December 31,
	2014	2013	2012	2011	2010	2009
Earnings:
Income (loss) from continuing operations before provision (benefit) for income taxes	$(23,078)	$3,434	$7,611	$11,484	$(17,420)	$52,149
+ Fixed charges	$1,663	$2,197	$2,757	$3,489	$3,285	$1,659

Total earnings (loss) available for fixed charges	$(21,415)	$5,631	$10,368	$14,973	$(14,135)	$53,808

Fixed charges:
Interest expense	$792	$1,129	$1,574	$2,376	$2,521	$1,137
+ Amortization of capitalized expenses related to indebtedness	244	325	512	516	368	268
+ Estimate of the interest within rental expense	627	743	671	597	396	254

Total fixed charges	$1,663	$2,197	$2,757	$3,489	$3,285	$1,659

Ratio of Earnings to Fixed Charges	(12.88)	2.56	3.76	4.29	(4.30)	32.43

Deficiency in the coverage of fixed charges by earnings (loss) available for fixed charges	$23,078				$17,420